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Exhibit 99.1
Press Release


[NEC logo]                                                      [Celestica logo]

Media Contact:

Akiko Shikimori / Ken Fukuchi                    Laurie Flanagan
NEC Corporation                                  Celestica Inc.
Tel: 81-03-3798-6511                             Tel: 416-448-2200
Fax: 81-03-3457-7249                             Fax: 416-448-5527
E-mail: a-shikimori@ay.jp.nec.com                E-mail: flanagan@celestica.com



                           NEC AND CELESTICA ANNOUNCE
                             SIGNIFICANTLY EXPANDED
                       STRATEGIC OUTSOURCING RELATIONSHIP


TOKYO, JAPAN AND TORONTO, CANADA, JANUARY 8, 2002 -- NEC Corporation (NEC) (NASDAQ: NIPNY) (FTSE: 6701q.l) and Celestica Inc. (Celestica) (NYSE, TSE: CLS) today announced that they have entered into an agreement regarding a strategic outsourcing relationship under which the companies will, on closing, commence a five-year supply agreement, with total estimated revenue of approximately US$2.5 billion.

As part of the transaction, Celestica will assume supply chain management, sub-assembly, final assembly, integration and testing for a broad range of NEC's optical backbone and broadband access equipment.

Highlights of the transaction are as follows:

o Under the terms of the agreement, Celestica will expand its operations in Japan by acquiring certain of NEC's advanced manufacturing facilities in Miyagi and Yamanashi, Japan. NEC's Miyagi and Yamanashi facilities are engaged in the development and manufacturing of advanced optical transmission systems, including wavelength division multiplexing system
     (WDM)  and  SONET/SDH,  as  well as  access  network  systems  such as xDSL
     (DSLAM).

o Approximately 1,200 highly-skilled manufacturing specialists and related support staff, including 800 from NEC's Miyagi operation and 400 from NEC's Yamanashi operation, will join Celestica.

o The transaction is expected to close by March 31, 2002, subject to normal closing conditions, including regulatory approvals. Further details of the deal were not disclosed.

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o    The design and development functions currently performed by NEC Miyagi will remain with NEC and NEC Miyagi will continue as a developer of optical transmission systems. The development and manufacturing operation of NEC Yamanashi's Otsuki Plant, that is involved in manufacturing optical devices and optical submarine cable systems, will also remain with NEC.

"NEC's growing partnership with Celestica will allow us to improve our competitive positioning by further leveraging our leading-edge R&D, product development and manufacturing expertise with Celestica's global manufacturing capabilities and supply chain management expertise," said Kaoru Yano, Senior Vice President of NEC and Company Deputy President of NEC Networks. "Through the alliance with Celestica, NEC intends to improve price competitiveness, production lead-times and supply chain flexibility to optimize overall manufacturing efficiency. NEC also chose to work with Celestica based on its reputation for providing global, advanced manufacturing capabilities and cost-effective supply chain solutions for the world's best communications and information technology companies."

"Celestica is extremely pleased and honoured to enhance its operations in Japan through this expanded strategic relationship with NEC, a respected market leader," said Eugene Polistuk, Chairman and CEO, Celestica. "Celestica is an organization that prides itself on the quality of its employees and the advanced supply chain and manufacturing capabilities it offers its customers. The addition of NEC's technologically advanced operations in Miyagi and Yamanashi, and the accompanying highly-skilled human resources, complements our existing Japanese service offering and demonstrates our commitment to building a strong presence in Japan to meet the growing needs of NEC and other valued customers into the future."

NEC Corporation is being advised by Deutsche Bank in this transaction.

ABOUT NEC CORPORATION
NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, network and electron device fields through its three market-focused in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation, with its in-house companies, employs approximately 150,000 people worldwide and saw net sales of 5,409 billion Yen (approx. US$43 billion) in fiscal year 2000-2001. For further information, please visit the NEC home page at: http://www.nec.com

ABOUT CELESTICA
Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs). With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

For    further    information    on    Celestica,    visit   its    website   at
http://www.celestica.com. The company's security filings can also be accessed at www.sedar.com.
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CELESTICA SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT

STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE
FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT http://www.sedar.com and http://www.sec.gov

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ALL MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.


NEC CAUTIONARY STATEMENT:

THE STATEMENTS IN THIS MATERIAL WITH RESPECT TO NEC'S PLANS, STRATEGIES, AND BELIEFS, AS WELL AS OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS INVOLVING RISKS AND UNCERTAINTIES. THE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS IN NEC'S MARKETS, WHICH ARE PRIMARILY JAPAN, NORTH AMERICA, ASIA AND EUROPE; DEMAND FOR, AND COMPETITIVE PRICING PRESSURE ON, NEC'S PRODUCTS AND SERVICES IN THE MARKETPLACE; NEC'S ABILITY TO CONTINUE TO WIN ACCEPTANCE OF ITS PRODUCTS AND SERVICES IN THESE HIGHLY COMPETITIVE MARKETS; AND MOVEMENTS OF CURRENCY EXCHANGE RATES, PARTICULARLY THE RATE BETWEEN THE YEN AND THE U.S. DOLLAR IN WHICH NEC MAKES SIGNIFICANT SALES. AMONG OTHER FACTORS, A WORSENING OF THE ONGOING DOWNTURN IN THE IT MARKETS WOULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS ABOVE.


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